Exhibit 99.1

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

CHANGES ON THE EXECUTIVE BOARD OF PERDIGÃO

The Company’s Board of Directors, meeting today in São Paulo, has approved changes in the Executive Board together with the creation of a Senior Advisory Council to provide advice to management on strategic questions.

The Chief Sales Officer, João Rozário da Silva, has retired — after 11 years of managing the Marketing, Sales and Foreign Trade areas — and has been appointed a member of the Senior Advisory Council.

The Board of Directors has eliminated the position of Chief Sales Officer, and in addition, has appointed Luiz Stabile Benício and Antônio Zambelli, currently directors for Technology and Marketing respectively, to hold the same positions on the Executive Board.

São Paulo, March 28 2005.